FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending November 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give details below of changes in interests in the Ordinary Shares of GlaxoSmithKline plc of Mr C Weber, a Person Discharging Managerial Responsibility (PDMR), on 15 November 2013:-

GlaxoSmithKline Share Option Plan ('SOP')
 Exercise of option over 26,800 Ordinary Shares, granted on 21 February 2006 under the SOP at a price of £14.68 per share, and sale of 26,800 Ordinary Shares at a price of £16.09 per Share.

 Exercise of option over 26,800 Ordinary Shares, granted on 20 February 2007 under the SOP at a price of £14.88 per share, and sale of 26,800 Ordinary Shares at a price of £16.09 per Share.

 Exercise of option over 36,760 Ordinary Shares, granted on 17 February 2009 under the SOP at a price of £11.77 per share, and sale of 36,760 Ordinary Shares at a price of £16.09 per Share.

 Exercise of option over 36,760 Ordinary Shares, granted on 22 February 2010 under the SOP at a price of £12.035 per share, and sale of 36,760 Ordinary Shares at a price of £16.08 per Share.

 The sale of 9,065 Ordinary Shares in GlaxoSmithKline plc at a price of £16.0962 per Share.

The Company and the above-mentioned PDMR were advised of this information on 18 November 2013.

This notification relates to transactions notified in accordance with Disclosure Rule 3.1.4R(1)(a).

Sonja Arsenić
Corporate Secretariat

18 November 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: November 18, 2013

By: SIMON BICKNELL
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Simon Bicknell
Authorised Signatory for and on
behalf of GlaxoSmithKline plc